Exhibit 16.1

SEALE AND BEERS, CPAs
PCAOB & CPAB REGISTERED AUDITORS
www.sealebeers.com


March 17, 2010

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

The firm of Seale and Beers, CPAs was previously principal accountant for Cytta Corp (the "Company"). Effective March 11th, 2010, we were dismissed from the Company as principal accountants. We have read the Company's statements included its Form 8-K dated March 17th, 2010, and we agree with such statements contained therein.

We cannot confirm or deny the appointment of the New Accountant or that the New Accountant was consulted regarding the application of accounting principles to a specified transaction or the type of audit opinion that might be rendered.

Sincerely,


/s/ Seale and Beers CPAs
--------------------------------
Seale and Beers, CPAs
Las Vegas, NV






                50 S. Jones Blvd., Ste. 201, Las Vegas, NV 89107
                     Phone: 888-727-8251 Fax: 888-782-2351